ANNUAL MEETING OF SHAREHOLDERS
On February 11, 2013, an Annual Meeting of Shareholders for the Fund was held to consider the following proposal. The results of the proposal are indicated below.

Proposal 1  Election of Trustees:

Shares voted For 		Peter G. Gordon 	38,236,279
Shares voted Withhold						510,555
Shares voted For 		Timothy J. Penny 	38,165,799
Shares voted Withhold 						581,035
Shares voted For 		Michael S. Scofield 38,243,581
Shares voted Withhold 						503,253